[NORTH PENN BANK LETTERHEAD]

March 18, 2005

Mr. William Friar, Senior Financial Analyst

Division of Corporation Finance

Securities and Exchange Commission

450 5th Street, N.W.

Mail Stop 0408

Washington, D.C. 20549-0408

Re:	North Penn Bancorp, Inc.
Amended Form SB-2 filed March 18, 2005
File No. 333-121121

Dear Mr. Friar:

We have received your comments dated February 25, 2005 with respect to our Form SB-2 filed with the Commission on December 10, 2004, as amended on February 15, 2005. Please note that we have filed an Amended Form SB-2 with the Commission today, which addresses your comments listed below.

In order to expedite your review, we have also enclosed a redline version of the Prospectus filed as part of the Amended Form SB-2.

General

1.	We note that you have included within your “Recent Developments” and “Management’s Discussion and Analysis of Recent Developments” sections of your filing, updated financial information as of December 31, 2004 and have appropriately disclosed that this information is unaudited. Given the above, please revise your filing accordingly to present December 31, 2004 audited financial information in accordance with SAB Topic 1C, if available.

Response: Section 228.310(g) of Regulation S-B states that as of the date of filing, financial statements must be not less current than financial statements which would be required in Forms 10-KSB and 10-QSB if such reports were required to be filed. If required financial statements are as of a date 135 days or more prior to the date a registration statement becomes effective, the financial statements shall be updated to include financial statements for an interim period ending within 135 days of the effective date.

Mr. William Friar

Division of Corporation Finance

March 18, 2005

Section 228.310(g)(2) indicates that when the anticipated effective date falls after 45 days but within 90 days of the end of the small business issuer’s fiscal year, the small business issuer is not required to provide the audited financial statements for such year end provided that the following conditions are met: (1) if the small business issuer is a reporting company, all reports due must have been filed; (2) for the most recent fiscal year for which audited financial statements are not yet available, the small business issuer reasonably and in good faith expects to report income from continuing operations before taxes; and (3) for at least one of the two fiscal years immediately preceding the most recent fiscal year the small business issuer reported income from continuing operations before taxes.

North Penn Bancorp, Inc. is a small business issuer, however, the company is not yet required to file reports. Second, audited financial statements for the most recent fiscal year ended December 31, 2004 are not yet available. Third, North Penn Bancorp, Inc. reasonably and in good faith expects to report income from continuing operations before taxes. Lastly, North Penn Bank has reported income from continuing operations before taxes for the two fiscal years immediately preceding the most recent fiscal year end. For these reasons, North Penn Bancorp, Inc. is not required to update its Form SB-2 to include audited financial statements for the fiscal year ended December 31, 2004 until March 31, 2005.

Summary – page 1

2.	We note your response to our prior comment 8. However, we are unable to locate the summary discussion regarding possible termination of the offering. Please revise or advise.

Response: The summary discussion regarding possible termination of the offering is contained on page 5 of the redlined prospectus under “The Deadline for Ordering Stock is [Order Deadline].”

How We Will Use the Proceeds – page 7

3.	We note your response to prior comment 11. Please include your estimate of the cost to open the new branch in the Summary discussion.

Mr. William Friar

Division of Corporation Finance

March 18, 2005

Response: Our estimate of the cost to open the new branch is contained on page 7 of the redlined prospectus under “How We Will Use the Proceeds of this Offering.”

4.	Reference is made to the first bullet point. It is unclear why you have included the term “arms length.” Given the relationship between the company and its subsidiary it is unclear to us how the transaction can be at arms length. Given the relationship between the parties, it is also not apparent to us why the parties need to go to any difficult length to insure that the transaction is at arms length. Please advise.

Response: The language in question has been revised to eliminate reference to an arms length transaction on page 37 of the redlined prospectus under “Use of Proceeds.”

After-Market Performance Information – page 11

5.	We continue to believe that the term “short-term price performance” is at the very least unclear. We also concur with the concerns expressed in the last two sentences of your response to our prior comment. We suggest that you revise the material to delete the term short-term price performance and replace it with an explanation of the valid concerns express in letter of February 16, 2005.

Response: We have revised the material to delete the term short-term price performance and replaced it with an explanation of the valid concerns expressed in the letter dated February 16, 2005 on page 11 of the redlined prospectus under “After-Market Performance Information Provided by Independent Appraiser.”

Comparison of Independent Valuation and Pro Forma Financial Information with … - page 51

6.	Please include a new row at the top of the table that discloses in each column the number of share that will be outstanding after the transaction is completed. Include a footnote to the table that briefly explains why the number is changing for, with foundation and for, no foundation.

Response: We have included a new row at the top of the table that discloses in each column the number of shares that will be outstanding after the transaction is completed and we have also included a footnote to the table that briefly explains why the number is changing for, with foundation and for, no foundation on page 51 of the redlined prospectus under “Comparison of Independent Valuation and Pro Forma Financial Information With and Without the Foundation.”

Mr. William Friar

Division of Corporation Finance

March 18, 2005

7.	We note your response to our prior comment 21. However, we are unable to locate the discussion regarding possible targets for diversification in your loan portfolio. Please revise or advise.

Response: The discussion regarding possible targets for diversification in our loan portfolio is contained on page 61 of the redlined prospectus under “Management Strategy – Continuing to Diversify Our Loan Portfolio.”

Our Business – page 69

8.	We note the disclosure on page 69 regarding the cease-and-desist order. Please revise to include a brief description of the subject or subjects covered by that order.

Response: We have revised the disclosure regarding the cease-and-desist order to include a brief description of the subjects covered by that order on page 52 of the redlined prospectus under “Our Business – North Penn Bank.”

Allowance for Loan Losses and Asset Quality – page 82 – 85

9.	We note the revisions made to your filing pertaining to our original comment 22. Please further revise filing to address the following:

•	Please explain if there has been a revision to your methodology for allocating the allowance for loan losses. For instance, we note that your loans continue to increase but your related allowance as a result of a change in the composition of your portfolio;

•	Please explain if you continue to use historical loss rates in determining your allowance for loan losses attributable to your passed assets or if you have changed this methodology; and

•	Please explain how you determine the allowance for loan losses attributable to your classified assets. Specifically address how your non-accrual loans are included in your allowance determination for your classified assets. We note that your non-accrual loans have increased from $991 to $1,024, but your allowance for classified assets has decreased from $284 to $173.

Mr. William Friar

Division of Corporation Finance

March 18, 2005

Response: We have revised our allowance for loan losses and asset quality to reflect your comments on pages 66 and 67 of the redlined prospectus under “Management Strategy – Loan Maturity Tables—Classified Assets.” It should be noted that we have not revised our methodology for allocating the allowance for loan losses. We allocate varying percentages of loan balances classified internally or externally. We also allocate varying percentages of loans not classified, depending on the type of loan. At December 31, 2003, we had an unallocated balance of $157,000. At December 31, 2004, the unallocated portion was $39,000.

We utilize historical loan loss percentages only to the extent that they help us establish percentages for allocation of classified and nonclassified loans. Criticized asset percentage allocations vary by the type of loan and the severity of classification.

In our allocation process, a nonperforming loan would at a minimum be classified substandard which would carry a 15% allocation. At December 31, 2003, we had allocated $161,000 in mortgage loan loss classification representing six loans. At December 31, 2004, this specific allocation balance was reduced to -0-. One loan was paid from fire insurance ($28,000), one property was sold (for $60,000) with minimal loss ($5,000), one loan paid down $29,000 so the allocation was eliminated, one loan was charged off in full, one loan paid down $50,000 so the allocation was eliminated, and the other loan was reappraised at a higher amount which resulted in the elimination of the allocation. Unfortunately, the loans which were eliminated from allocation were replaced by other loans which became nonperforming. However, these loans did not warrant specific allocation, but rather regular 15% allocations (substandard).

It should further be noted that at September 30, 2004, only $128,000 of the nonperforming total, or 11.9%, represents loans made under the present management team (after December, 2000). At December 31, 2004, nonperforming volume jumped to $1,357,000, of which $376,000, or 27.7%, were loans made after December, 2000. However, a $243,000 loan was paid off subsequent to year end, reducing post December, 2000 nonperforming volume to $133,000, or 9.8% of total. We only present this information to stress that most of our problem loans are not recently underwritten and their resolution is being complicated by bankruptcies and extremely slow sheriff sale/ foreclosure procedures, especially in our Stroudsburg market. Furthermore, our experience to date has been that our conservative carrying values have resulted in minimal loss upon final liquidation.

Mr. William Friar

Division of Corporation Finance

March 18, 2005

Consolidated Statements of Operations – page F -3

10.	We note the revisions made to your filing as a result of our original comment 31 in which you have reclassified your previously recorded extraordinary loss as an increase in interest expense for your borrowed funds. Please supplementally explain to us how you determined the reclassification as discussed above, including what consideration was given to paragraph 20 of APB No. 26 and/or other relevant authoritative literature, as applicable.

Response: The financial statements have been revised to reflect your comments on page F-3 of the redlined prospectus. In accordance with SFAS No. 145, we determined the loss on extinguishment of debt that was originally classified as an extraordinary item at December 31, 2002 no longer meets the criteria in APB No. 30 for classification as an extraordinary item. The loss was reclassified to interest expense. Upon review of paragraph 20 of APB No. 26, the loss has been reclassified from interest expense to a separately stated line item in “Noninterest expenses.”

11.	As a result of this revision to the Consolidated Statement of Operations, please update and reissue the auditor’s opinion to incorporate the material reclassification that has occurred as a result of the adoption of SFAS No. 145.

Response: Our independent accountants have issued an opinion reflecting your comment on page F-1 of the redlined prospectus.

Other

12.	Please note the updating requirements in Article 3-12 of Regulation S-X.

Response: We note the updating requirements in Article 3-12 of Regulation S-X and refer you to Response No. 1.

13.	Please include an updated consent of the independent accountants in your next amendment.

Response: Our independent accountants have issued an updated consent as Exhibit 23.2 of our Amended Form SB-2.

* * * *

Mr. William Friar

Division of Corporation Finance

March 18, 2005

If you have any questions or would like additional clarification, please do not hesitate to call me at (570) 344-6113 or Corey D. O’Brien, Esq. at (570) 343-1827.

Very truly yours,

/s/ Frederick L. Hickman
Frederick L. Hickman
President and Chief Executive Officer

cc:	Gregory Dundas, Securities and Exchange Commission
John Spitz, Securities and Exchange Commission
Amit Pande, Securities and Exchange Commission
James Moschella, FDIC-NY (2 copies)
Mary Frank, FDIC-DC
Steve Hubbard, FDIC-DC (2 copies)
Corey D. O’Brien, Esq., Stevens & Lee, P.C.
Jeffrey P. Waldron, Esq., Stevens & Lee, P.C.
James C. Stewart, Esq., Malizia Spidi & Fisch, P.C.